UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

              SP Holding Corp (f/k/a Speedcom Wireless Corporation)
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    78465L206
                                 --------------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5850

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 February 12, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 78465L206                     13D                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)    [X]

       (b)    [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only


--------------------------------------------------------------------------------
4.     Source of Funds:        (See Instructions)

       OO
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             438,794
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power                0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        438,794
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power           0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        438,794 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        2.24%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

(1) Inculdes 422,794 shares of common stock; 16,000 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 78465L206                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                  0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           438,794
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      438,794

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        438,794
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        2.24%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 78465L206                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                  0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           438,794
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      438,794

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        438,794
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        2.24%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 78465L206                     13D                   Page 5 of 10 Pages

--------------------------------------------------------------------------------

                                  Introduction

                This Amendment No. 5 to Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of SP Holding Corporation, a Delaware corporation ("SP Holding"). The Reporting Person filed an initial Schedule 13D on January 30, 2004; Amendment No. 1 to Schedule 13D on February 11, 2004; Amendment No. 2 to Schedule 13D on November 2, 2005; Amendment No. 3 to
Schedule 13D on December 31, 2005 and Amendment No. 4 to Schedule 13D on December 31, 2006

Item 1.  Security and Issuer

                This statement relates to the Common Stock of SP Holding Corporation. SP Holding executive offices are located at: 2361 Campus Drive Suite 101, Irvine, CA - 92612

Item 2.  Identity and Background

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

         (f)      Not applicable.

CUSIP No. 78465L206                     13D                   Page 6 of 10 Pages

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

                Pursuant to an Exchange Agreement dated as of January 25, 2005 between the Reporting Person and SP Holding, on February 4, 2005, Speedcom issued to the Reporting Person one share of common stock for every three shares of common stock issuable upon the exercise of warrants held by the Reporting Person to purchase an aggregate of 909,065 shares of common stock. The exercise price of the warrants was $2.50 per share. Pursuant to the Exchange Agreement, the Reporting Person acquired 303,021 shares of Common Stock. Please see the
Schedule 13D filed on January 30, 2004; Amendment No. 1 to Schedule 13D filed on February 11, 2004; Amendment No. 2 to Schedule 13D filed on
November 2, 2005; Amendment No. 3 to Schedule 13D filed on December 31, 2005 and Amendment No. 4 to Schedule 13D files on December 31, 2006 for a description of the previous transactions effected with respect to SP Holding securities and the source and amount of funds or other consideration provided in connection with such transactions.

          Speedcom changed its corporate name from "Speedcom Wireless Corpration" to "SP Holding Corporation" and effected a one-for-three hundred reverse stock split of its common stock effective on November 21, 2005

          On January 11, 2007 SP Holding Corporation, Organic Holding Company, Inc., and Organic Acquisition Corporation (a wholly owned subsidiary of SP Holding Corporation) entered into a Merger Agreement (the 'Merger Agreement'). On February 12, 2007, pursuant to the Merger Agreement, Organic Acquisition Corporation was merged with and into Organic Holding Company, Inc. As a result of this merger, Organic Holding Company, Inc. changed its name to Organic To Go, Inc. Organic To Go, Inc. became a wholly owned operating subsidiary of SP Holding Corporation. Organic Holding Company, Inc. also completed a private placement of common stock and warrants.

          Of the total number of shares over which the Reporting Persons hereby indicate voting and dispositive power, 96,000 are common shares and warrants purchased in the Organic Holding Company, Inc. private placement indicated in the preceding paragraph, 258,876 resulted from the automatic conversion of SP Holding Corporation preferred stock that occurred contemporaneously with the Merger, and 83,918 are SP Holding Corporation common shares previously held by SDS Capital Group SPC, Ltd.


Item 4.  Purpose of Transaction

         The purpose of the acquisitions by the Reporting Person was to purchase and acquire securities of SP Holding for investment purposes. Please see the Schedule 13D filed on January 30, 2004; Amendment No. 1 to Schedule 13D filed on February 11, 2004; Amendment No. 2 to Schedule 13D filed on November 02, 2005; Amendment No. 3 to Schedule 13D filed on December 31, 2005 and Amendment No. 4 to Schedule 13D filed on December 31, 2006 for a description of the previous transactions effected with respect to SP Holding securities.

        Except as disclosed herein or in the Schedule 13D filed on January 30, 2004; Amendment No. 1 to Schedule 13D filed on February 11, 2004; Amendment
No. 2 to Schedule 13D filed on November 2, 2005; Amendment No. 3 to Schedule 13D filed on December 31, 2005 and Amendment No. 4 to Schedule 13D filed on
December 31, 2006 the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of SP Holding or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of SP Holding or any of its subsidiaries; (iii) any change in the present board of directors or management of SP Holding, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of SP Holding; (v) any other material change in SP Holding's business or corporate structure, (vi) any changes in SP Holding's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of SP Holding by any person; (vii) causing a class of securities of SP Holding to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of SP Holding to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

CUSIP No. 78465L206                     13D                   Page 7 of 10 Pages

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer

         1.       The Reporting Person.

                  (a) Amount beneficially owned: 438,794 shares of common stock.

                  (b)      Percent of Class: 2.24% (2)

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    438,794

                           (ii)     shared power to vote or direct the vote: 0

                           (iii)    sole power to dispose or direct the
                                    disposition of: 438,794

                           (iv) shared power to dispose or direct the disposition of: 0

                           (2) Inculdes 422,794 shares of common stock; 16,000
                               shares of common stock issuable upon the exercise of warrants.

         2.       The Investment Manager.

                  (a) Amount beneficially owned: 438,794 shares of common stock

                  (b)      Percent of Class: 2.24%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared power to vote or direct the vote:
                                    438,794

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 438,794

         3.       Mr. Derby.

                  (a) Amount beneficially owned: 438,794 shares of common stock.

                  (b)      Percent of Class: 2.24%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

CUSIP No. 78465L206                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

                           (ii)     shared power to vote or direct the vote:
                                    438,794

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 438,794

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the knowledge of the Reporting Person, the Investment Manager or Mr. Derby on the date hereof, except to the extent set forth herein, neither the Reporting Person, the Investment Manager or Mr. Derby has any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit 1         Joint Filing Agreement

CUSIP No. 78465L206                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2007


                                                   SDS CAPITAL GROUP SPC, LTD.
                                                   By: SDS Management, LLC,
                                                       its Investment Manager

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member


                                                   SDS MANAGEMENT, LLC

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member

                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby

CUSIP No. 78465L206                     13D                  Page 10 of 10 Pages

--------------------------------------------------------------------------------


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 4 to Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: February 23, 2007

                                                   SDS CAPITAL GROUP SPC, LTD.
                                                   By: SDS Management, LLC,
                                                       its Investment Manager

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member


                                                   SDS MANAGEMENT, LLC

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member

                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby